Exhibit (a)(1)

XO COMMUNICATIONS, INC.

OFFER TO EXCHANGE OUTSTANDING OPTIONS

TO PURCHASE SHARES OF CLASS A COMMON STOCK, PAR VALUE $.02 PER SHARE
HAVING AN EXERCISE PRICE PER SHARE OF $10.00 OR MORE
AND OPTIONS TO PURCHASE CLASS A COMMON STOCK
GRANTED ON OR AFTER DECEMBER 26, 2000
FOR NEW OPTIONS
WITH AN EXERCISE PRICE TO BE DETERMINED
AMENDED AS OF JULY 6, 2001

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE

AT 11:59 P.M., RESTON, VIRGINIA TIME ON JULY 13, 2001,
UNLESS WE EXTEND IT

      XO Communications, Inc. is offering our employees the opportunity to exchange outstanding stock options you hold under our option plans, if they have an exercise price per share of $10.00 or more, for new options with an exercise price to be determined. If you tender any options for exchange, in addition to such options, you will be deemed to have automatically tendered for exchange any option granted to you by XO on or after December 26, 2000 regardless of whether the exercise price per share provided in such an option is more or less than $10.00.

      The new options will cover 85% of the number of shares covered by the old options tendered and accepted for exchange. Any fractional shares will be rounded upward to the nearest whole share. We will grant the new options on the first business day which is at least six months and one day following the closing of this exchange offer, and the exercise price of the new options will be the last reported sale price of our common stock on the Nasdaq National Market on the date of that grant. The closing price of our common stock was $3.80 on May 23, 2001, but its price on the date the new options are granted cannot be predicted. The new options will be 30% vested on the date of grant and the remaining 70% will vest monthly thereafter in equal installments over the next 36-month period until fully vested.

      In addition, you may tender options only on a grant-by-grant basis, that is, for each option grant you have received, you may tender all or none (but not part) of the outstanding options granted on that date. Thus, if you decide to tender any options subject to a specific grant, you must tender all of the outstanding options subject to that grant.

      This offer is not conditioned upon a minimum number of options being tendered, and is open to all of our option holders who have been U.S. employees of the Company or one of its U.S. subsidiaries continuously since March 18, 2001, other than our Chairman of the Board and Chief Executive Officer and non-employee members of the Board of Directors. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related cover letter and letter of transmittal (which together, as they may be amended from time to time, constitute the “offer”). This offer is subject to conditions which we describe in Section 6 of this offer to exchange.

      We are making this offer to holders of options under all of our U.S. stock option plans:

      (i)  the XO Communications, Inc. Stock Option Plan, as last amended on February 16, 2001 (the “XO Option Plan”),

      (ii)  the Concentric Network Corporation 1995 Stock Incentive Plan for Employees and Consultants (the “1995 Concentric Plan”) (Amended and Restated as of May 30, 2001),

      (iii)  the Concentric Network Corporation Amended and Restated 1996 Stock Plan (the “1996 Concentric Plan”) (Amended and Restated as of May 30, 2001),

      (iv)  the Delta Internet Services, Inc. 1996 Stock Option Plan (the “Delta Plan”) (Amended and Restated as of May 30, 2001),

      (v)  the Concentric Network Corporation Amended and Restated 1997 Stock Plan (the “1997 Concentric Plan”) (Amended and Restated as of May 30, 2001), and

      (vi)  the Concentric Network Corporation 1999 Nonstatutory Stock Option Plan (the “1999 Concentric Plan” and together with the XO Option Plan, the 1995 Concentric Plan, the 1996 Concentric Plan, the Delta Plan, and the 1997 Concentric Plan, the “option plans”) (Amended and Restated as of May 30, 2001). The 1995 Concentric Plan, the 1996 Concentric Plan, the Delta Plan, the 1997 Concentric Plan, and the 1999 Concentric Plan are referred to as the “Concentric Plans.” Options granted under the Concentric Network Corporation United Kingdom Limited Share Option Scheme and the Concentric Network Corporation Netherlands Share Option Scheme are not eligible for exchange under this offer.

      In addition, we are making this offer to certain holders of other options who have been previously notified by the Company that they are eligible to participate in the offer.

      New options will be evidenced by a new option agreement between you and us, and the new options will be granted under the same plan under which the old, tendered options were outstanding. However, we have amended and restated the Concentric Plans so that, for any option granted in connection with this offer and any other new grants of options under those plans, the Concentric Plans now have terms and conditions substantially identical to those of the XO Option Plan. Consequently, all new options will have substantially the same terms as options granted under the XO Option Plan. The terms of any existing options granted under any of the Concentric Plans that are not tendered for exchange under this offer are not changed as a result of these amendments.

      Neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options for exchange. You must make your own decision whether to tender your options.

      Shares of our common stock are quoted on the Nasdaq National Market under the symbol “XOXO.” We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

      You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to XO Communications, Inc., Attention: Stock Option Program — Room 3131, 11111 Sunset Hills Road, Reston, Virginia 20190 (toll-free telephone: (800) 405-8502 or (703) 547-2994, facsimile: (703) 547-2984).

IMPORTANT

      Regardless of whether you accept or reject this offer, you must complete and sign the attached letter of transmittal in accordance with its instructions, and mail or fax it and any other required documents to us at XO Communications, Inc., Attention: Stock Option Program — Room 3131, 11111 Sunset Hills Road, Reston, Virginia 20190, facsimile: (703) 547-2984. Delivery by e-mail will not be accepted. You do not need to return your stock option letter agreements for your eligible options to effectively elect to accept this offer. If you do not execute and deliver to us the letter of transmittal and all other required documents in accordance with the instructions provided therein, you will be deemed to have elected to reject the offer. In addition, if your letter of transmittal and related documents does not indicate an election with respect to any particular option grant, you will be deemed to have rejected the offer with respect to that option grant.

      We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

SUMMARY TERM SHEET

      The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included references to the relevant sections in this offer to exchange where you can find a more complete description of the topics in this summary.

Why are you making the offer?

      Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. The new options to be issued in exchange for the outstanding options (1) will have an exercise price equal to the fair market value of our common stock on the grant date, and (2) will be 30% vested on the date of grant with the remaining 70% vesting in equal monthly installments thereafter over the next 36-month period until fully vested. By making this offer to exchange outstanding options for new options we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, which will create better performance incentives for employees and thereby maximize stockholder value. (Section 2).

What stock options can I tender for exchange?

      If you have been an active U.S. employee of XO or one of its U.S. subsidiaries continuously since March 18, 2001, you can tender any options with an exercise price per share of $10.00 or more outstanding under any of our U.S. stock option plans: the XO Option Plan, 1995 Concentric Plan, 1996 Concentric Plan, Delta Plan, 1997 Concentric Plan and 1999 Concentric Plan. In addition, if you have been previously notified by the Company of your eligibility to participate in this offer, you may also tender any outstanding options with an exercise price per share of $10.00 or more. If you tender for exchange any such options, in addition to such options, you will be deemed to have automatically tendered for exchange any option granted to you by XO on or after December 26, 2000 regardless of whether the exercise price per share provided in such an option is more or less than $10.00.

How many new options will I receive in exchange for my tendered options?

      Your new options will purchase only 85% of the number of shares subject to the old options you tender. For example, if you tender options to purchase 1,000 shares of class A common stock, we will grant you new options to purchase 850 shares of common stock. Any fractional shares will be rounded upward to the nearest whole share. (Section 1).

When will I receive my new options?

      We will grant the new options on the first business day that is at least six months and one day (184 days) after the date that we cancel the options accepted for exchange. For example, if we accept the tendered options on July 16, 2001, the business day following the scheduled expiration date, the grant date of the new options will be on January 17, 2002. (Section 5).

What will the exercise price of the new options be?

      We can’t know for sure at this point. The exercise price of the new options will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options. As such, we cannot predict the exercise price of the new options, and it is possible that the new options will have a higher exercise price than some or all of your current options. (Section 8).

Will I receive new options in the exchange even if I’m no longer employed by XO when the new options are granted?

      No. You will not be eligible to receive new options in that case, and will not be able to get your old options back. If you are not an employee of XO Communications, Inc. or one of its U.S. subsidiaries from the date you tender options through the date, approximately six months later, when we grant the new options, you will not receive any new options in exchange for your tendered options and will receive no other consideration for the options you tendered. This will be true regardless of the reason for the termination of your employment. (Section 5).

What happens if XO gets acquired or our stock no longer is publicly listed between the time I tender and the time I receive my new options?

      You will not hold either your old or new options at that time, and therefore will not participate through them in any transaction affecting XO common stock during this period. If our common stock is no longer subject to the reporting requirements of the Securities Exchange Act six months and one day following the closing of the exchange offer, you will not receive new options on the regrant date. (Section 5).

Why don’t you simply reprice the current options?

      “Repricing” existing options could require us for financial reporting purposes to record additional compensation expense each quarter until such repriced options are exercised, cancelled or expire. (Section 11).

Why won’t you grant the new options immediately after the expiration of the offer, instead of waiting more than six months to do so?

      Granting any new options before six months and one day after the closing of the offer would expose us to the same adverse accounting treatment described above. (Section 5).

When will the new options vest?

      The new options will be partially vested on the date of grant with the remainder vesting over a 36-month period under the terms of the option plans and a new option agreement as follows:

•	30% of the shares subject to the new options will vest immediately upon the grant date; and

•	the remaining 70% of the shares subject to the new options will vest in equal monthly installments over the 36-month period following the date of grant until fully vested.

      The vesting schedule of the new options will not begin until the grant date of those options. Therefore, even if the options you tender are fully or partially vested, the new options you receive will be subject to the new vesting terms described above and may not be vested to the same extent as the options you tender. (Section 8).

Do the vesting terms that apply to the new options mean that I might have to wait a longer period before I can purchase common stock under my options?

      Yes. You will lose the benefits of any vesting under options you tender in the offer at least until the new options are granted. At that time, 30% of the new options we grant will be immediately vested on the date of grant and the remaining 70% of the options will vest in equal monthly installments thereafter over the 36-month period following the date of grant. (Section 8).

What will the other terms of my new options be?

      Although the new options will be granted under the same option plan as the options you tender, in connection with the offer, we have amended and restated the Concentric Plans with respect to all new option grants. These amendments have been made so the Concentric Plans, as they apply to new option grants, are substantially the same as the XO Option Plan. The terms and conditions of the new options will be set forth in a new option agreement to be entered into between you and us, which will be substantially in the form of exhibit (d)(7), to the Tender Offer Statement on Schedule TO that we filed with the Securities and Exchange Commission on May 29, 2001 as amended. (Section 8).

May I choose to tender some but not all of my options?

      You may tender some option grants but not others. However, you may not tender a portion of a single option grant. For example, if you hold an option granted on a particular date to purchase 3,000 shares of common stock at an exercise price of $25.00 per share, you must either tender all or none of such options; you cannot tender only part of the option and retain the remainder of the option. On the other hand, if you have multiple option grants, you may choose to tender one or more, or all of your grants. In addition, if you tender any options, you will be deemed to have automatically tendered all options that were granted on or after December 26, 2000 regardless of whether the exercise price per share provided in such an option is more or less than $10.00. In other words, if you choose to tender any option grant for exchange, you must also tender all options with a grant date on or after December 26, 2000. (Section 1).

If I tender options in the offer, will I be eligible to receive other option grants before I receive my new options?

      We intend to continue to review option grants to employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the options you tender in connection with the offer, however, the grant date and the pricing of any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the expiration of this offer. (Section 5).

Are there conditions to the offer?

      The offer is not conditioned upon a minimum number of options being tendered. However, the offer is subject to a number of other conditions with regard to events that could occur prior to the expiration of the offer. These events include, among other things, a change in accounting principles, a lawsuit challenging the exchange offer, a third-party tender offer for our common stock or other acquisition proposal or a change in your employment status with us. These and various other conditions are more fully described in Section 6.

Will I have to pay taxes if I exchange my options in the offer?

      If you exchange your current options for new options, we believe that you will not be required under current law to recognize income for U.S. Federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the new options, we believe that you will not be required under current law to recognize income for U.S. Federal income tax purposes. However, we recommend that you consult with your own tax advisor to determine the tax consequences of this offer. If you are subject to the tax laws of a country other than the United States, we recommend that you consult with your own tax advisor to determine the tax consequences of the offer under the laws of such country. (Section 13).

If my current options are incentive stock options, will my new options be incentive stock options?

      No. None of the new options will be incentive stock options; rather, they will all be nonqualified stock options. The tax treatment for nonqualified stock options is somewhat different than for incentive stock options. Unlike incentive stock options (which generally defer the recognition of income tax until the ultimate disposition of the shares underlying the option), upon the exercise of a nonqualified stock option, you will recognize compensation income, taxable at your ordinary income tax rate, equal to the positive difference between the exercise price of the new options and the fair market value of the common stock on the date of exercise multiplied by the number of shares purchased. (Section 13).

What happens to options that I choose not to tender or that are not accepted for exchange?

      Nothing. Options that you choose not to tender for exchange or that we do not accept for exchange remain outstanding and retain their current exercise price and current vesting schedule. However, if you tender any options for exchange, you will be deemed to have automatically tendered all options that were granted on or after December 26, 2000 regardless of whether the exercise price per share provided in such an option is more or less than $10.00. (Section 11).

When does the offer expire? Can the offer be extended, and if so, how will I be notified if it is extended?

      The offer expires on July 13, 2001, at 11:59 P.M., Reston, Virginia time, unless we extend it.

      Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period. If the offer is extended, then the grant date of the new options will also be extended. (Section 14).

What do I need to do to tender my options?

      Whether you accept the offer or not, you must deliver, before 11:59 P.M., Reston, Virginia time, on July 13, 2001, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to XO Communications, Inc., Attention: Stock Option Program – Room 3131, 11111 Sunset Hills Road, Reston, Virginia 20190, (facsimile: (703) 547-2984). You do not need to return your stock option letter agreements for your eligible options to effectively elect to accept the offer. We will only accept a paper copy or a facsimile copy of your executed letter of transmittal. Delivery by e-mail will not be accepted. If you do not execute and deliver to us the letter of transmittal and any other required documents in accordance with the instructions provided therein, you will be deemed to have elected to reject the offer. In addition, if your letter of transmittal and related documents does not indicate an election with respect to any particular option grant, you will be deemed to have rejected the offer with respect to that option grant.

      If the offer is extended by us beyond July 13, 2001, you must deliver these documents before the extended expiration of the offer.

      We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer. (Section 3).

During what period of time may I withdraw previously tendered options?

      You may withdraw your election to tender options at any time before 11:59 P.M., Reston, Virginia time, on July 13, 2001. If we extend the offer beyond that time, you may withdraw your election to tender options at any time until the extended expiration of the offer. In addition, unless we have theretofore accepted your tendered offers for exchange, you may withdraw at any time after 11:59 P.M., Reston, Virginia time, on July 26, 2001. To withdraw your election to tender options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options. We will accept only a paper copy or a facsimile copy of your executed written notice of withdrawal. Delivery by e-mail will not be accepted.

      Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above. (Section 4).

Do you think that I should accept the offer?

      The offer is intended to benefit employees, but accepting the offer entails real risks as well. Therefore, neither we nor our board of directors is making any recommendation as to whether you should tender or refrain from tendering your options.

Who can I talk to if I have questions about the offer?

      You may wish to consult with your financial advisor. For additional information or assistance regarding the offer materials and election process, you should contact:

XO Communications, Inc.
Attention: Stock Option Program — Room 3131
11111 Sunset Hills Road
Reston, Virginia 20190
telephone: (703) 547-2994 or toll-free: (800) 405-8502
facsimile: (703) 547-2984

INTRODUCTION

      We are offering to exchange certain outstanding options to purchase shares of the Company’s class A common stock, par value $.02 per share (the “common stock”), for new options (the “new options”) to purchase shares of the common stock to be granted under the option plans set forth below, upon the terms and subject to the conditions described in this offer to exchange and the related cover letter and letter of transmittal (the “letter of transmittal” and, together with the related cover letter and offer to exchange, as they may be amended from time to time, the “offer”). The options subject to this offer include (i) all outstanding options to purchase shares of common stock (A) granted to persons who have been active U.S. employees of the Company or any of its U.S. subsidiaries continuously since March 18, 2001 having an exercise price per share of $10.00 or more, and outstanding under one of the stock option plans listed below, and (B) other outstanding options with an exercise price of $10.00 or more (the “other options”) held by certain individuals previously notified by the Company of their eligibility to participate in the offer and (ii) to the extent that an option holder tenders for exchange one or more eligible options described in clause (i), all outstanding options to purchase shares of the common stock that were granted to such holder on or after December 26, 2000 regardless of whether the exercise price per share provided in such an option is more or less than $10.00 (collectively, the “plan options” and together with the other options, the “options”). The stock option plans under which the new options will be granted are as follows:

(i)	the XO Communications, Inc. Stock Option Plan, as last amended on February 16, 2001 (the “XO Option Plan”);

(ii)	the Concentric Network Corporation 1995 Stock Incentive Plan for Employees and Consultants (the “1995 Concentric Plan”) (Amended and Restated as of May 30, 2001);

(iii)	the Concentric Network Corporation Amended and Restated 1996 Stock Plan (the “1996 Concentric Plan”) (Amended and Restated as of May 30, 2001);

(iv)	the Delta Internet Services, Inc. 1996 Stock Option Plan (the “Delta Plan”) (Amended and Restated as of May 30, 2001);

(v)	the Concentric Network Corporation Amended and Restated 1997 Stock Plan (the “1997 Concentric Plan”) (Amended and Restated as of May 30, 2001); and

(vi)	the Concentric Network Corporation 1999 Nonstatutory Stock Option Plan (the “1999 Concentric Plan” and, together with the XO Option Plan, the 1995 Concentric Plan, the 1996 Concentric Plan, the Delta Plan and the 1997 Concentric Plan, the “option plans”) (Amended and Restated as of May 30, 2001).

      The number of shares of common stock subject to new options to be granted to each option holder will be equal to eighty-five percent of the number of shares subject to the options tendered by such option holder and accepted for exchange by us. Any fractional shares will be rounded upward to the nearest whole share. We will grant the new options on the first business day which is at least six months and one day following the date we cancel the options accepted for exchange by us. You may tender options for all of the shares of common stock subject to your options that meet the criteria described above. If you tender options for exchange, we will grant you new options under the option plans pursuant to which the original option was granted and we will enter into a new option agreement with you.

      This offer is not conditioned upon a minimum number of options being tendered. However, you may tender options for only all or none of the shares of common stock subject to an individual grant that qualifies for tender, or is required to be tendered, in the exchange. In addition, this offer is subject to conditions that we describe in Section 6 of this offer to exchange.

      In connection with the offer, we have amended and restated the Concentric Plans with respect to all new options, substantially in the form of the XO Option Plan. Consequently, all the new options granted in connection with this offer, regardless of the option plan under which they originally were granted, will have substantially the same terms and conditions as options granted under the XO Option Plan. The exercise price of the new options will be equal to the last reported sale price of our common stock on the Nasdaq National

Market on the date of grant. The new options will have different vesting terms than the options you tender. The new options will be 30% vested on the date of grant with the remaining 70% vesting in equal monthly installments over the thirty-six months commencing on the date of grant.

      As of May 9, 2001, options to purchase 72,200,599 shares of our common stock were issued and outstanding under the option plans. Of these options, options to purchase 49,148,236 shares of our common stock held by eligible participants had an exercise price per share of $10.00 or more or were granted on or after December 26, 2000. Assuming all of these options are surrendered for exchange, the shares of common stock issuable upon exercise of options we are offering to exchange would represent approximately 68% of the total shares of common stock issuable upon exercise of all options outstanding under the option plans as of May 9, 2001.

      All options accepted by us pursuant to this offer will be canceled effective as of July 16, 2001 unless we extend the offer.

THE OFFER

1.  Number of Options; Expiration Date.

      Upon the terms and subject to the conditions of the offer, we are offering to exchange new options to purchase common stock under the option plans and the other options in return for all eligible outstanding options under the option plans and the other options that are properly tendered and not validly withdrawn in accordance with Section 4 before the “expiration date,” as defined below. Eligible outstanding options are all options that have an exercise price per share of $10.00 or more. We will not accept partial tenders of options for any portion less than 100% of the shares subject to any individual option grant. Therefore, you may only tender options for all or none of the shares of common stock subject to a particular option grant. In addition, if you tender an option grant for exchange, you will be deemed to have automatically tendered all options that were granted on or after December 26, 2000 regardless of whether the exercise price per share provided in such an option is more or less than $10.00. Unless you have been previously notified by the Company that you are eligible to participate, you must have been an active U.S. employee of XO or one of our U.S. subsidiaries continuously since March 18, 2001 to be eligible to participate in the offer.

      If your options are properly tendered and accepted for exchange, you will be entitled to receive new options to purchase the number of shares of our common stock which is equal to eighty-five percent of the number of shares subject to the options that you tendered, subject to adjustments for any stock splits, stock dividends and similar events. Any fractional shares will be rounded upward to the nearest whole share. All new options granted in exchange for options granted under a particular option plan will be granted under the same plan. However, we have amended and restated each of the Concentric Plans so that the Concentric Plans, as they apply to the new option grants, have substantially the same terms as the XO Option Plan. Thus, all new options will have substantially the same terms and conditions as options granted under the XO Option Plan as set forth in new option agreements between us and you. If you are not an employee of XO Communications, Inc. or one of our U.S. subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options in exchange for your tendered options that have been accepted for exchange. You also will not receive any other consideration for your tendered options if you are not an employee from the date you tender options through the date we grant the new options. This means that if you resign or your employment is terminated for any reason (including termination by us) or you die, prior to the date we grant the new options for any reason, you will not receive anything for the options that you tendered and we canceled.

      The term “expiration date” means 11:59 P.M., Reston, Virginia time, on July 13, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term “expiration date” refers to the latest time and date at which the offer, as so extended, expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the offer.

      For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or U.S. Federal holiday and consists of the time period from 12:00 midnight through 11:59 P.M., Reston, Virginia time.

2.  Purpose of the Offer.

      We issued or assumed the options outstanding under the option plans for the following purposes:

•	to provide our employees an opportunity to acquire or increase a proprietary interest in us, thereby allowing us to attract and motivate our employees and creating a stronger incentive for our employees to expend maximum effort for our growth and success; and

•	to encourage our employees to continue their employment with us.

      Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

      Except as otherwise disclosed in this offer to exchange, we presently have no plans or proposals that relate to or would result in:

      (a)  any material corporate transaction, such as a material merger, reorganization or liquidation, involving us or any of our subsidiaries;

      (b)  any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

      (c)  any material change in our present dividend rate or policy, or in our indebtedness or capitalization (other than as contemplated by our existing credit arrangements);

      (d)  any change in our present board of directors or management, including a change in the number or term of directors, other than any plans we have to fill a current vacancy on our board of directors, or to change any executive officer’s material terms of employment;

      (e)  any other material change in our corporate structure or business;

      (f)  our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

      (g)  our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

      (h)  the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

      (i)  the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

      (j)  any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

      Although we have no such plans or proposals, we continually are presented with and evaluate possible transactions, including various financing transactions of or similar to the types that we pursue from time to time, that could result in the happening of one or more of the items set forth above. We cannot assure you that we will not pursue one or more of such possible transactions during the period between the time that you tender options for exchange and the date that new options are granted.

      Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. Note that the new options may have a higher exercise price than some or all of your current options. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors.

      You must make your own decision whether to tender your options for exchange.

3.  Procedures for Tendering Options.

     Proper Tender of Options.

      To make your election to accept or reject this offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. You do not need to return your stock option letter agreements for your eligible options to effectively elect to accept the offer. We will only accept a properly executed paper copy or a facsimile copy of your letter of transmittal and any other required documents. We will not accept delivery by e-mail. We must receive all of the required documents at 11111 Sunset Hills Road, Reston, Virginia 20190, Attention: Stock Option Program — Room 3131 (facsimile: (703) 547-2984), before the expiration of the offer. Your new options will be granted on a date at least six months and one day after the date that we cancel the tendered options accepted for exchange.

      The method of delivery of all documents, including letters of transmittal and any other required documents, is at your election and risk. If delivery is by mail, we recommend that you use registered mail with return receipt requested. If delivery is by facsimile, we also recommend that you send a copy of your letter of transmittal and any required documents by registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery. Your options will not be considered tendered until we receive them. We will only accept a paper copy or a facsimile copy of your executed letter of transmittal. We will not accept delivery by e-mail. If you do not execute and deliver to us the letter of transmittal in accordance with its terms, you will be deemed to have elected to reject the offer.

      We recommend that you retain a copy of all documents that you return to us for your records.

     Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

      We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on you. We may reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options that are not validly withdrawn. We may also waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. If such defects or irregularities are not cured or waived, you will be deemed to have elected to reject the offer. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, and no one will be liable for failing to give notice of any defects or irregularities. If you do not execute and deliver to us the letter of transmittal in accordance with the instructions provided therein, you will be deemed to have elected to reject the offer. In addition, if your letter of transmittal and related documents does not indicate an election with respect to any particular option grant, you will be deemed to have rejected the offer with respect to that option grant.

     Our Acceptance Constitutes an Agreement.

      Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance for exchange of options tendered by you pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

      Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4.  Withdrawal Rights.

      You may only change your election to tender your options in accordance with the provisions of this Section 4.

      You may withdraw your election to tender your options at any time before the expiration of the offer. If we extend the offer beyond that time, you may withdraw your election to tender your options at any time until the extended expiration of the offer. In addition, unless we have theretofore accepted your tendered offers for exchange, you may withdraw at any time after 11:59 P.M., Reston, Virginia time on July 26, 2001.

      To validly withdraw your election to tender options, you must deliver to us at the address set forth in Section 3 a completed and executed Notice of Change of Election From Accept to Reject in the form attached to the letter of transmittal (a “change of election”) before your right to withdraw your election to tender expires. Except as described in the following sentence, the change of election must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder’s name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the change of election. We will not accept delivery of a change of election by e-mail.

      You may not rescind any change of election, and any options you withdraw pursuant to a change of election will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration of the offer by following the procedures described in Section 3.

      Neither we nor any other person is obligated to give notice of any defects or irregularities in any change of election, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of changes of election. Our determination of these matters will be final and binding.

5.  Acceptance of Options for Exchange and Issuance of New Options.

      Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we expect to accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration of the offer. If we cancel options accepted for exchange on July 16, 2001, you will be granted new options on January 17, 2002, which is the first business day that is at least six months and one day following the date we intend to cancel options accepted for exchange. If the offer is extended, then the grant date of the new options will also be extended.

      We intend to continue to review the option grants of all employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the options you tender in connection with the offer, however, the grant date and the pricing of any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the expiration of this offer. We have determined that it is necessary for us to defer the grant date and pricing of any such additional options to avoid incurring compensation expense against our earnings because of accounting rules that would apply to these interim option grants as a result of the offer.

      Your new options will entitle you to purchase a number of shares of our common stock which is equal to eighty-five percent of the number of shares subject to the options you tender, subject to adjustments for any stock splits, stock dividends and similar events. Any fractional shares will be rounded upward to the nearest whole share.

      Please note, however, that if you are not a U.S. employee of XO Communications, Inc. or one of our U.S. subsidiaries or a previously notified employee of one of our foreign subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options in exchange for your tendered options that have been accepted for exchange. You also will not receive any other consideration for your tendered options if you are not a U.S. employee of XO or one of our U.S. subsidiaries or a previously notified employee of one of our foreign subsidiaries from the date you tender options through the date we grant the new options. Certain employee leaves of absence that are approved by us in advance will not be deemed to constitute non-employment.

      In addition, you will not receive any new options in exchange for your tendered options that have been accepted for exchange if our common stock is no longer subject to the reporting requirements of the Securities Exchange Act.

      For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options. We, however, will not be able to provide tendering option holders with the exercise price of the new options, because such price will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options.

6.  Conditions of the Offer.

      We will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we must pay the consideration offered or return the tendered options promptly after termination or withdrawal of a tender offer, if at any time on or after May 29, 2001 and before the expiration date, we determine that any of the following events has occurred and, in our reasonable judgment the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options tendered for exchange:

      (a)  any threatened, instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of XO or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from the offer;

      (b)  any action is threatened, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

(2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

(3) materially impair the benefits that we believe we will receive from the offer; or

(4) materially and adversely affect the business, condition (financial or other), income, operations or prospects of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

      (c)  any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

      (d)  a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, is proposed, announced or made by another person or entity or is publicly disclosed; or

      (e)  any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or in that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries or materially impairs or may materially impair the benefits that we believe we will receive from the offer.

      The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

7.  Price Range of Common Stock Underlying the Options.

      Our common stock is quoted on the Nasdaq National Market under the symbol “XOXO.” The following table shows, for the periods indicated, the high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market. All share prices have been retroactively adjusted to reflect a two-for-one stock split effected on June 16, 2000 and a two-for-one stock split effected on August 27, 1999.

	High	Low

Fiscal year ending December 31, 2001

September 30, 2001 (through July 5, 2001)	$1.96	$1.83

June 30, 2001	5.22	1.63

March 31, 2001.	27.81	6.25
Fiscal year ended December 31, 2000

December 31, 2000.	36.25	11.50

September 30, 2000.	46.00	22.88

June 30, 2000.	63.91	25.13

March 31, 2000.	66.25	32.75
Fiscal year ended December 31, 1999

December 31, 1999.	45.66	24.91

September 30, 1999.	28.44	19.00

June 30, 1999.	21.69	13.32

March 31, 1999.	15.72	6.50

      As of July 5, 2001, the last reported sale price of our common stock, as reported by the Nasdaq National Market, was $1.83 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

8.  Source and Amount of Consideration; Terms of New Options.

     Consideration.

      We will issue new options to purchase common stock under the applicable option plan (the same option plan under which the eligible options are granted) in exchange for outstanding eligible options properly tendered or deemed tendered and accepted for exchange by us. The number of shares of common stock subject to new options to be granted to each option holder will be equal to 85% of the number of shares subject to the options tendered or deemed tendered by such option holder and accepted for exchange, subject to adjustments for any stock splits, stock dividends and similar events. Any fractional shares will be rounded upward to the nearest whole share. If we receive and accept tenders of all outstanding eligible options, we expect to grant new options to purchase a total of 41,776,001 shares of our common stock. Our Chairman of the Board of Directors and Chief Executive Officer and non-employee directors are not eligible to participate in the offer.

     Terms of New Options.

      The new options will be issued under the same option plan under which the eligible options were granted and a new option agreement between us and each option holder who has tendered options in the offer. Because we have amended and restated each of the Concentric Plans to conform to the terms and conditions of the XO Option Plan, all new options will have substantially the same terms and conditions as options granted under the XO Option Plan. The changes to the Concentric Plans were made for administrative convenience to the Company and are summarized below. The new option agreements will be substantially the same as the form of option agreement attached as exhibit (d)(7) to the Tender Offer Statement on Schedule TO that we filed with the SEC on May 29, 2001 as amended.

      The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options or any right of continued employment.

      The following description of the option plans and the new option agreements is only a summary, and may not be complete. For complete information please refer to the copies of the option plans and the form of new option agreement that have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO. You may also contact us at XO Communications, Inc., Attention: Stock Option Program — Room 3131, 11111 Sunset Hills Road, Reston, Virginia 20190, (telephone: (703) 547-2994; toll-free: (800) 405-8502, facsimile: (703) 547-2984) to request copies of the option plans or the forms of the new option agreements, which will be provided at our expense.

      The following description summarizes the material terms of the XO Option Plan and the amended and restated Concentric Plans and the options to be granted thereunder.

      General Information. The compensation committee of our board of directors, on our behalf, is authorized under the option plans to enter into any type of arrangement with a participant that is not inconsistent with the provisions of the option plans. The entering into of any such arrangement is referred as a “grant” of an “award.”

      The option plans permit the granting of options intended to qualify as incentive options under the Internal Revenue Code and the granting of options that do not qualify as incentive options. The new options will not qualify as incentive options.

      Administration. The option plans are administered by the compensation committee of our board of directors. Subject to the provisions of each option plan, the committee is authorized and empowered to do all things necessary or desirable in connection with the administration of the option plan, including, without limitation: (i) adopting, amending and rescinding rules and regulations relating to the option plan; (ii) determining to which participants, if any, awards will be granted; (iii) granting awards to participants and determining the terms and conditions thereof, including the number of shares of our common stock issuable pursuant thereto; (iv) accelerating the exercisability of an award or extending the period during which an owner of an award may exercise his or her rights under such award; (v) determining whether and the extent to which adjustments are required pursuant to Section 8 of the option plan; and (vi) interpreting and construing the option plan and the terms and conditions of any award granted under the option plan.

      Exercise and Termination of Awards. The terms and conditions applicable to the exercise of awards and the events or occurrences which may trigger the acceleration, termination or forfeiture of the new options under the option plans are set forth in the applicable option agreements entered into between us and the respective participant; provided, however, that the new options granted under the option plans will be subject to accelerated vesting upon certain events deemed to be a change of control of us for non-employee directors holding options or upon termination of an employee option holder’s employment by us without cause or for good reason (for certain executives) within one year following such change of control event.

      Term. The term of each option under the option plans will be fixed by the compensation committee. Each individual option agreement specifies a term after which such option expires. The new options to be granted pursuant to the offer will have a term of ten years from the date of grant. The new options granted under the option plans will terminate prior to the stated term upon the employee option holder’s termination of employment or service with us as follows. Upon an optionee’s termination of employment by us for cause all new options will expire immediately. Upon an optionee’s termination of employment for any reason other than cause, death or total disability, the new options will expire on the earlier of (i) the date that is ten years from the date of grant or (ii) three months from the date of termination. In the event of the death of an optionee while employed by us or within the three month period stated above or the optionee’s termination of employment on account of total disability, the new options will terminate on the earlier of (i) the date that is ten years from the date of grant or (ii) twelve months from the date of death or termination on account of disability. An optionee’s termination will be considered for cause if the termination is attributable to the optionee’s (i) embezzlement, (ii) use of illegal drugs or alcohol that materially impairs his or her duties as an employee or service provider, (iii) willful disclosure of our trade secrets or confidential information, (iv) dishonesty which results in substantial harm to us, or (v) conviction or confession of a criminal felony.

      Exercise Price. The exercise price of the new options to be granted pursuant to the offer will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the date of grant.

      Vesting and Exercise. The compensation committee has the authority to determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. The new options granted pursuant to the offer will vest 30% immediately on the date of grant with the remaining 70% vesting monthly thereafter in equal installments over a 36-month period from the date of grant until fully vested.

      Payment of Exercise Price. An option holder desiring to exercise his or her new options must notify us in writing of his or her intention to exercise an option for the number of shares specified in the notice and pay to us the full purchase price provided in the option. Payment of the purchase price may be made in cash or by certified check or by any method provided for in an optionee’s individual option agreement, which, if permitted by the plan administrator, may also provide that payments may be made by delivering a properly executed exercise notice together with (i) a full recourse promissory note (to date, the plan administrator has not permitted this method of payment) or (ii) irrevocable instructions to a broker to promptly deliver to us the amount of sale proceeds necessary to pay the exercise price. Option agreements may also allow for payment through a cashless exercise procedure established under the option plans.

      Transferability. New options granted under the option plans may not be transferred, assigned, pledged or hypothecated in any manner other than by will or by the applicable laws of descent and distribution; provided that options may be transferred by an optionee to (i) a trust created for the benefit of his or her descendents, (ii) an immediate family member, or (iii) a partnership in which only immediate family members of such trusts are partners.

      Adjustments Upon Changes in Capitalization; Mergers and Reorganizations. The aggregate number and class of shares for which awards may be granted under the option plans, the number and class of shares covered by each outstanding award and the exercise price per share thereof, and each award under the plans will all be proportionately adjusted for any increase or decrease in the number of issued shares of our Common Stock resulting from a split-up or consolidation of shares or any like capital adjustment or the payment of any stock dividend. In the event that our stockholders receive capital stock of another corporation (“Exchange Stock”) in exchange for their shares of stock in any transaction involving a merger (other than a merger in which our stockholders immediately prior to the merger have the same proportionate ownership of stock in the surviving corporation immediately after the merger), consolidation, acquisition of property or stock, separation or reorganization (other than a mere reincorporation or the creation of a holding company), all options granted under the option plans will be converted into options to purchase shares of Exchange Stock unless we and the corporation issuing the Exchange Stock determine that any or all of the options outstanding under the option plans will not be converted into options to purchase shares of Exchange Stock, but instead will expire.

      Amendment and Termination of the Option Plans. Our board may amend or terminate the option plans at any time and in any manner, subject to certain restrictions.

      No Stockholder Rights and Employment Rights. A participant shall have no stockholder rights with respect to the shares of our common stock subject to his or her outstanding awards until such shares are purchased in accordance with the provisions of the option plan. Nothing in the option plan confers upon the participant any right to continue in our employ.

      Registration of Option Shares. All shares of common stock issuable upon exercise of options under the option plans, including the shares that will be issuable upon exercise of all new options to be granted pursuant to the offer, have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are one of our affiliates, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

      Tax Consequences. You should refer to Section 13 for a discussion of the U.S. Federal income tax consequences of accepting the new options under this offer to exchange.

  Significant New Features of the Option Plans.

      While much of the wording in the Concentric Plans changed as a result of the amendment and restatement, much of the substance remains the same. The following table outlines the significant differences between the Concentric Plans prior to (the “Old Concentric Plans”) and after their amendment and restatement.

Term	Amended and Restated Concentric Plans	Old Concentric Plans

Acceleration of Vesting and Change of Control	• Upon a change of control, options held by non-employee directors will automatically become fully vested and exercisable.
• Upon a change of control, all other options will automatically become fully vested if the optionee’s employment is terminated (i) by the Company without cause, or (ii) in certain cases (i.e., officers), by the employee for good reason within one year following the change of control.	• Under the 1995 Concentric Plan, 1996 Concentric Plan, 1997 Concentric Plan and 1999 Concentric Plan, options became fully vested and exercisable only in the event of the sale of substantially all of our assets and the refusal of the successor company to assume the options.
• The Delta Plan had no option acceleration provisions in the event of a change of control.

Expiration of Options Upon Termination of Employment	• Termination of employment for cause: options expire immediately.
• Termination of employment on account of death, or total disability: options expire 12 months from the date of termination.
• Termination of Employment for any other reason: options expire 3 months from the date of termination.	• Under the 1995 Concentric Plan:
1. Post-termination exercise periods were determined by the plan administrator and set forth in the individual option agreements.
2. If the option agreements provided for a post-termination exercise period, non- qualified stock options could not expire earlier than 6 months from the date of termination. Post-termination provisions for incentive stock options, if provided for, were limited to thirty days to three months following termination other than on account of death or disability and six months to one year following termination on account of death or disability.
• Under the 1996 Concentric Plan:
1. Termination of employment on account of death or disability: 12 months from date of termination.
2. Termination of employment for any other reason: in the discretion of the plan administrator and as set forth in the individual option agreements. Options could not expire earlier than 30 days from the date of termination.
• Under the Delta Plan:
1. Termination of employment for cause: options expire immediately. Definition of cause provided for in individual option agreements or determined by the Board or Committee.
2. Termination of employment on account of death, or total disability: options expire 12 months from the date of termination.
3. Termination of Employment for any other reason: options expire 3 months from the date of termination.

Term	Amended and Restated Concentric Plans	Old Concentric Plans

• Under the 1997 Concentric Plan and 1999 Concentric Plan:
1. All post termination exercise periods were set forth in the individual option agreements and were not mandated by the terms of these plans.

Transferability of Options	• Options are transferable in certain circumstances to family members for estate planning purposes.	• Under the 1995 Concentric Plan, 1996 Concentric Plan, Delta Plan and 1997 Concentric Plan: no transfer of options.
• Under the 1999 Concentric Plan: the plan administrator had discretion to allow for transferability.

Treatment of Options in the event of a Merger	• All options will be converted into options to purchase shares of Exchange Stock unless otherwise decided by us and the successor company.	• Under the 1995 Concentric Plan: 1. Outstanding options would terminate upon the closing of the merger if not assumed by the successor.
• Under the 1996 Concentric Plan, the 1997 Concentric Plan and the 1999 Concentric Plan:
1. All options would become fully vested and exercisable prior to the transaction in the event the successor company refused to assume the outstanding options or provide substitute options.
• Under the Delta Plan:
1. If we were the surviving company, each outstanding option would pertain and apply to the securities to which a holder of the number of shares subject to the option would have been entitled.
2. If we were not the surviving company and the successor company would not assume the options, the options would become fully vested and exercisable prior to the date of the transaction.

9.  Information Concerning XO Communications, Inc.

  General.

      XO is a Delaware corporation, which, through its predecessor entities, was formed in 1994. The company was originally organized as NEXTLINK Communications, L.L.C., a Washington limited liability company. In January 1997, NEXTLINK Communications, L.L.C. merged into NEXTLINK Communications, Inc., a Washington corporation, which in June 1998 reincorporated in Delaware under the same name. On June 16, 2000, in connection with the Company’s merger with Concentric Network Corporation, NEXTLINK Communications, Inc. merged with the Company and the Company, as the surviving corporation in the merger, changed its name to NEXTLINK Communications, Inc. On September 25, 2000, the Company began doing business as “XO Communications” and, on October 25, 2000, the Company changed its name to XO Communications, Inc.

      XO provides broadband communication services, offering local and long distance voice communication services and a wide array of data services. Data services offered include Internet access, virtual private networks, high-capacity data network services including dedicated wavelength and Ethernet services, and hosting services.

      The address of our principal executive office is 11111 Sunset Hills Road, Reston, Virginia 20190, where the telephone number is (703) 547-2000. Our Internet address on the worldwide web is http://www.xo.com. Information contained on our website does not constitute a part of this offer to exchange.

  Financial Information.

      Set forth below is selected summary historical consolidated financial information of XO and our subsidiaries. The historical financial information has been derived from our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. The information presented below should be read in conjunction with our consolidated financial statement and notes thereto.

	Year Ended December 31,
			Quarter Ended
	2000 (a)	1999	March 31, 2001

	(In Thousands, Except per Share Data)

Statement of Operations Data:

Revenue	$723,826	$274,324	$277,307

Loss from operations	(1,011,652)	(366,530)	(358,248)

Net loss	(1,101,299)	(558,692)	(443,511)

Net loss applicable to common shares	(1,247,655)	(627,881)	(482,552)

Net loss per share (b)	(3.87)	(2.51)	(1.31)

Statement of Cash Flow Data:

Net cash used in operating activities	$(559,414)	$(349,192)	$(97,935)

Net cash used in investing activities	(1,464,495)	(1,050,344)	(380,352)

Net cash provided by financing activities	1,648,663	1,948,503	728,566

Balance Sheet Data:

Cash, cash equivalents and marketable securities	$1,860,963	$1,881,764	$1,898,134

Property and equipment, net	2,794,105	1,180,021	3,361,582

Investment in fixed wireless licenses, net	997,333	926,389	989,793

Total assets	9,085,375	4,597,108	9,584,474

Long-term debt	4,396,596	3,733,342	5,187,585

Redeemable preferred stock, net of issuance costs	2,097,016	612,352	2,122,610

Total shareholders’ equity (deficit)	1,838,401	(13,122)	1,392,695

Other Data:

EBITDA, as adjusted (c)	$(309,444)	$(214,248)	$(77,113)

Book Value Per Share	$5.00	$(0.05)	$3.76

Ratio of earnings to fixed charges (d)	N/A	N/A	N/A

Ratio of earnings to fixed charges and preferred dividends (e)	N/A	N/A	N/A

(a)	The selected financial data in 2000 includes the accounts and activities of Concentric Network Corporation for the period commencing June 16, 2000, the date that Concentric merged into XO, through December 31, 2000.

(b)	The net loss per share data above has been adjusted for the stock splits effected in 2000 and in prior periods.

(c)	EBITDA represents operating loss adjusted for stock based compensation, depreciation, amortization and in-process research and development write-offs for the periods noted and has also been adjusted to exclude the restructuring charge recorded in 1999. EBITDA is not a generally accepted accounting principle measure but rather a measure employed by management to view operating results adjusted for major non-cash items.

(d)	For the years ended December 31, 1999 and 2000 and the three months ended March 31, 2001, fixed charges were in excess of earnings during the periods presented by the amount of $564.2 million, $1,125.9 million and $463.7 million, respectively.

(e)	For the years ended December 31, 1999, 2000 and the three months ended March 31, 2001, fixed charges and preferred dividends were in excess of earnings during the periods presented by the amount of $633.4 million, $1,272.3 million and $502.7 million, respectively.

10.  Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

      A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of May 9, 2001, our nineteen executive officers and directors as a group beneficially owned options outstanding under the option plans to purchase a total of 13,799,416 shares of our common stock, which represented approximately 19% of the shares subject to all options outstanding under the plans as of that date. Neither our Chief Executive Officer and Chairman of the Board of Directors nor our non-employee directors are eligible to participate in the offer. All other officers and directors are eligible to participate in the offer.

      The following directors and officers have recently been granted options or exercised certain of their options to purchase shares of common stock:

(i)	On April 5, 2001, Daniel F. Akerson exercised nonqualified options to purchase 300,000 shares of class A common stock, at an exercise price of $0.005 per share. According to our records, he continues to hold these shares;

(ii)	On April 5, 2001, Nathaniel A. Davis exercised nonqualified options to purchase 100,000 shares of class A common stock, at an exercise price of $0.005 per share. According to our records, he continues to hold these shares;

(iii)	On April 2, 2001, Gary D. Begeman exercise nonqualified options to purchase 78,400 shares of class A common stock, at an exercise price of $0.005 per share. According to our records, he continues to hold these shares;

(iv)	On April 2, 2001, Henry R. Nothhaft exercised incentive stock options to purchase 1,906 shares of class A common stock, at an exercise price of $4.3713 per share. According to our records, he continues to hold these shares;

(v)	On April 26, 2001, Jeffrey S. Raikes exercised nonqualified options to purchase 66,200 shares of class A common stock, at an exercise price of $1.9825 per share. According to our records, he continues to hold these shares;

(vi)	On April 18, 2001, R. Gerard Salemme exercised non-qualified options to purchase 78,600 shares of class A common stock, at an exercise price of $1.9825 per share. According to our records, he continues to hold these shares; and

(vii)	On April 16, 2001, Mark Faris was granted (i) non-qualified stock options to purchase 150,000 shares of class A common stock at an exercise price of $3.33 per share and (ii) non-qualified stock options to purchase 25,000 shares of class A common stock at an exercise price of $0.01 per share.

(viii)	On May 21, 2001, Mr. Salemme exercised non-qualified options to purchase 66,200 shares of class A common stock, at an exercise price of $1.9825 per share. According to our records, he continues to hold these shares.

(xi)	On June 19, 2001, Michael Ruley was granted non-qualified stock options to purchase 125,000 shares of class A common stock at an exercise price of $7.00 per share.

      Except as otherwise described above and other than ordinary course purchases in the open market or under XO’s Employee Stock Purchase Plan, XO’s 401(k) Savings and Retirement Plan and ordinary course grants of stock options to employees who are not executive officers, there have been no transactions in options to purchase our class A common stock or in our class A common stock which were effected during the past 60 days by XO or, to our knowledge, by any executive officer, director, affiliate or subsidiary of XO.

11.  Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer.

      Options we acquire pursuant to the offer will be canceled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under the applicable option plan and for issuance upon the exercise of such new options. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

      For new options granted pursuant to this offer, XO will not incur compensation expense as a result of the transactions contemplated by the offer because the exercise price of all new options will be equal to the market value of the common stock on the date we grant the new options. We will also require each option holder to tender all option grants that he or she was granted on or after December 26, 2000. During the period of the offer, XO may incur compensation expense on the outstanding options eligible to be tendered pursuant to this offer.

      We will not grant any additional options to a tendering option holder during the period prior to the date of the grant of the new options.

12.  Legal Matters; Regulatory Approvals.

      We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to conditions, including the conditions described in Section 6.

13.  Material U.S. Federal Income Tax Consequences.

      The following is a general summary of the material U.S. Federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

      If you exchange outstanding incentive or nonqualified stock options for new options, you will not be required to recognize income for U.S. Federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. At the date of grant of the new options, you will not be required to recognize additional income for U.S. Federal income tax purposes. The grant of options is not recognized as taxable income. If you exchange incentive stock options and those options are accepted by us, the new options will not be incentive stock options and will not be eligible for the favorable tax treatment applicable to incentive stock options.

      Under current law, you will not realize taxable income upon the grant of a new option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will generally be entitled to a deduction equal to the amount of compensation income taxable to you.

      The subsequent sale of the shares acquired pursuant to the exercise of a new option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares, and these capital gains or losses will be treated as long-term capital gains or losses if you held the shares for more than one year following exercise of the option.

      We recommend that you consult your own tax advisor with respect to foreign, state and local tax consequences of participating in the offer.

14.  Extension of Offer; Termination; Amendment.

      We may at any time and from time to time, extend the period of time during which the offer is open and delay accepting any options tendered to us by publicly announcing the extension and giving written notice of the extension to the option holders and making a public announcement thereof. If the offer is extended, then the grant date of the new options will also be extended.

      We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

      Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

      Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Reston, Virginia time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

      If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

15.  Fees and Expenses.

      We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

16.  Additional Information.

      We have filed a Tender Offer Statement on Schedule TO with the SEC, of which this offer to exchange is a part, with respect to the offer. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to tender your options:

      (a)  Our Annual Report on Form 10-K for the year ended December 31, 2000, filed April 2, 2001;

      (b)  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed May 15, 2001;

      (c)  Our Current Report on Form 8-K, dated April 30, 2001, filed April 30, 2001 relating to the agreement by Forstmann Little & Co. to make an additional investment in XO;

      (d)  Our Proxy Statement on Schedule 14A, filed on May 1, 2001;

      (e)  The description of our common stock contained in our registration statement on Form S-1 filed on September 23, 1997, including all amendments or reports updating this description.

      (f)  Our Current Report on Form 8-K, dated July 6, 2001, filed July 6, 2001.

      These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC, public reference rooms:

450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	7 World Trade Center Suite 1300 New York, New York 10048	500 West Madison Street Suite 1400 Chicago, Illinois 60661

      You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov.

      Our common stock is quoted on the Nasdaq National Market under the symbol “XOXO,” and our SEC filings can be read at the following Nasdaq address:

Nasdaq Operations
1735 K Street, N.W.
Washington, D.C. 20006

      We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

XO Communications, Inc.
Attention: Stock Option Program — Room 3131
11111 Sunset Hills Road
Reston, Virginia 20190
telephone: (703) 547-2994;
toll-free: (800) 405-8502
facsimile: (703) 547-2984

between the hours of 9:00 a.m. and 7:00 p.m., Reston, Virginia time, other than weekends and holidays. As you read the documents listed in Section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document. The information about XO contained in this offer to exchange should be read together with the information contained in the documents to which we have referred you.

17.  Forward-Looking Statements; Miscellaneous.

      This offer to exchange and our SEC reports referred to above include “forward-looking statements.” Our forward-looking statements are subject to a variety of factors that could cause actual results to differ significantly from current beliefs. Some statements and information contained in this report are not historical facts, but are “forward-looking statements,” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” or “anticipates” or the negative of these words or other variations of these words or other comparable words, or by discussions of strategy that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding:

•	product and service development, including the development and deployment of data products and services based on IP, Ethernet and other technologies, and strategies to expand our targeted customer base and broaden our sales channels;

•	market development, including the number and location of markets we expect to serve;

•	network development, including those with respect to IP network and facilities development and deployment, switches using next generation switching technology, broadband fixed wireless technology,

testing and installation, high speed technologies such as DSL, and matters relevant to our metro and inter-city networks; and

•	liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures and anticipated levels of indebtedness.

      All such forward-looking statements are qualified by the inherent risks and uncertainties surrounding expectations generally, and also may materially differ from our actual experience involving any one or more of these matters and subject areas. The operation and results of our business also may be subject to the effect of other risks and uncertainties including, but not limited to:

•	general economic conditions in the geographic areas that we are targeting for communications services;

•	the ability to achieve and maintain market penetration and average per customer revenue levels sufficient to provide financial viability to our business;

•	access to sufficient debt or equity capital to meet our operating and financing needs;

•	the quality and price of similar or comparable communications services offered or to be offered by our competitors; and

•	future telecommunications-related legislation or regulatory actions.

      We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

XO Communications, Inc.

July 6, 2001

SCHEDULE A

INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS
OF XO COMMUNICATIONS, INC.

      The directors and executive officers of XO Communications, Inc. and their positions and offices as of July 1, 2001, are set forth in the following table:

Name	Position and Offices Held

Daniel F. Akerson	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

Nathaniel A. Davis	President, Chief Operating Officer and Director

Nancy B. Gofus	Executive Vice President, Marketing and Customer Care

Michael Ruley	Executive Vice President, Market Sales Operations

Gary D. Begeman	Senior Vice President, General Counsel and Secretary

Doug L. Carter	Senior Vice President, Chief Technology Officer

Mark Faris	Senior Vice President, Network Operations

Wayne M. Rehberger	Senior Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Charles W. Sackley	Senior Vice President, National Accounts Sales & Marketing

R. Gerard Salemme	Senior Vice President, Regulatory and Legislative Affairs

Scott G. Macleod	Vice President, Chief Corporate Development Officer

Joseph L. Cole	Director

Sandra J. Horbach	Director

Nicolas Kauser	Director

Craig O. McCaw	Director

Sharon L. Nelson	Director

Henry R. Nothhaft	Director

Jeffrey S. Raikes	Director

Peter C. Waal	Director

Denis M. Weibling	Director

      The address of each director and executive officer is: c/o XO Communications, Inc., 11111 Sunset Hills Road, Reston, Virginia 20190.

A-1

XO COMMUNICATIONS, INC.

OFFER TO EXCHANGE OUTSTANDING OPTIONS

TO PURCHASE SHARES OF CLASS A COMMON STOCK, PAR VALUE $.02 PER SHARE
HAVING AN EXERCISE PRICE PER SHARE OF $10.00 OR MORE
AND OPTIONS TO PURCHASE CLASS A COMMON STOCK
GRANTED ON OR AFTER DECEMBER 26, 2000
FOR NEW OPTIONS
WITH AN EXERCISE PRICE TO BE DETERMINED
(AMENDED AS OF JULY 6, 2001

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE

AT 11:59 P.M., RESTON, VIRGINIA TIME ON JULY 13, 2001,
UNLESS THE OFFER IS EXTENDED BY XO.

      Any questions or requests for assistance or additional copies of any documents referred to in the offer to exchange may be directed to:

XO Communications, Inc.

Attention: Stock Option Program
Room 3131
11111 Sunset Hills Road
Reston, Virginia 20190
telephone: (703) 547-2994;
toll-free: (800) 405-8502
facsimile: (703) 547-2984

July 6, 2001